UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form 15 on

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.	0-20646

    CARAUSTAR INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

    5000 Austell Powder Springs Road

Suite 300

Austell, Georgia 30106-3227

(770) 948-3101

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

    COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

    COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0

Explanatory Note: The purpose of this Amendment No. 1 on Form 15/A is to correct the par value for the Common Stock from $0.01 per share to $0.10 per share.

Pursuant to the requirements of the Securities Exchange Act of 1934, Caraustar Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARAUSTAR INDUSTRIES, INC.

Date:	November 5, 2009	/s/ Ronald J. Domanico
Ronald J. Domanico Senior Vice President and Chief Financial Officer